FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, November 27, 2019

Ger. Gen. No. 71 /2019

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N° 1449

Santiago, Chile

                                                                                             Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you of the following in the attached Significant Event. Our subsidiary, Enel Brasil S.A., made a Public Tender Offer for the acquisition of shares of the subsidiary Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A. ("Eletropaulo"). The share auction took place on November 21, 2019. In said auction, Enel Brasil acquired 2,959,302 shares, corresponding to 1.48% of the Company’s total shares, making Enel Brasil the titleholder of 192,282,847 shares (equivalent to 95.9% of Eletropaulo's total shares). The settlement of this transaction was verified on November 25, at a value of R$49.39 per share. The total amount of the transaction was R$ 146.2 million.

As of today, at the General Shareholders’ Meeting and pursuant to the corporate rules of the Republic of Brazil, Eletropaulo approved the redemption of all of the Company’s issued and outstanding shares, in accordance with the following Terms and Conditions:

(a)	Share Redemption: all of the Company's 5,174,050 outstanding shares, representing 2.58% of its share capital;
(b)

Redemption Price: the price to be paid per redeemed share shall be R$ 49.46, an amount equivalent to the share price paid in the Public Tender Offer updated according to the SELIC rate published by the Central Bank of Brazil as of the date of the auction until the actual payment date of the redemption price.

(c)	Payment Date: December 5, 2019.

The completion of the aforementioned operations shall permit the cancellation of the registration of said company as a joint-stock limited company under category A (for shares and obligations), and it will be registered under category B (only for obligations) before the Comissão de Valores Mobiliários (“CVM”).

Enel Brasil has financed the above operations with the Company’s available cash.

Further details on the above-mentioned operation can be found in the Fato Relevante issued by Eletropaulo yesterday, as attached.

The financial effects of such a transaction are not quantifiable as of this date.

Yours truly,

Aurelio Bustilho de Oliveira

Chief Financial Officer

Enel Américas S.A.

cc.:             Banco Central de Chile (Central Bank of Chile)

 Bolsa de Comercio de Santiago (Santiago Stock Exchange)

 Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

    Banco Santander Chile Representante de Tenedores de Bonos Locales

    (Banco Santander chile - Local Bondholders     Representative)

 Depósito Central de Valores SA (Central Securities Depositary)

 Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: November 28, 2019